

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-Mail
Mr. Robert Chausse
Chief Financial Officer
AuRico Gold, Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1 T4

> **Re:** **AuRico Gold, Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Correspondence submitted May 31, 2013**
> **File No. 001-31739**

Dear Mr. Chausse:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 Annual Information for the Year Ended December 31, 2012

Mining Properties, page 12

1.   We note your response to Comments 1 and 2 that Canadian securities regulators are responsible for the review of your filing under the Multijurisdictional Disclosure System (MJDS). Please note that the MJDS adopting release pre-dates our review requirements as mandated under Sarbanes-Oxley Act of 2002, which requires us to review the reports of all public companies including MJDS filers. Your technical reports as available on SEDAR have been reviewed, but do not appear to reflect the disclosures as found in your current filing. We reissue comments 1 and 2. Please provide supplementally the reserve

reports for your Young Davidson and El Chanate properties and include the tabulations that were used to prepare and update the fiscal year-end reserve/resource estimates, reconciling them with your annual production and last year's reserves/resources.

2.   We note your response to Comments 3 and 4, indicating you will take these comments into consideration as you prepare the fiscal year end 2013 Annual Information Form (AIF). We also note your assertion that your current AIF complies with applicable Canadian requirements such as National Instrument 43-101 (NI 43-101), although your filing does not appear to include modifying factors such as the key assumptions, parameters and methods used to prepare reserves as Section 3.4 of NI 43-101 seems to require. We reissue comments 3 and 4. Please modify your filing to include significant modifying factors such as mine dilution, mining recovery, cutoff grade, and the metallurgical recovery factors for each of your mines. In the event you wish to address this comment prospectively, please include a draft paragraph or page of your proposed discussion to be included in your future filings.

Exhibit 99.2 Management's Discussion and Analysis for the Year Ended December 31, 2012

Total Cash Cost per Ounce Calculation, page 30

3.   We note you present the non-IFRS measure "total cash cost per gold ounce" of $542 for the year ended December 31, 2012 and $(92) for the year ended December 31, 2011, computed by deducting by-product revenues and silver revenue. In calculating these cash cost non-IFRS measures, we believe the reduction for by-product revenues and silver revenue is not appropriate because it materially distorts your actual production costs. In this regard, your presentation suggests you incurred significantly less mining costs for gold and gold equivalents, which in actuality is not the case. We can appreciate your desire to convey the notion that by-product and silver revenue were sufficient to offset your costs; however, you should consider describing that in a manner so as to avoid distorting the non-IFRS measures. We believe the significance of silver and by-product revenues can be described textually in a manner that investors can understand without presenting the distorted non-IFRS measures. Please amend your Form 40-F as appropriate.

Exhibit 99.3 Consolidated Audited Financial Statements as of and for the Years Ended
December 31, 2012 and 2011

Notes to the Consolidated Financial Statements, page 6

3. Summary of Significant Accounting Policies, page 6

 (d) Revenue Recognition, page 7

4.   We note that you disclose by-product revenues in your reconciliation of total cash cost
        per ounce to the financial statements. Please expand your policy to disclose how you
        define by-product and co-product sales revenues and how you account for and classify
        these revenues in the financial statements. As revenue from silver and by-products
        appear material, please disclose the amounts of by-product and co-product revenues
        recognized in each of the years presented. Please revise your disclosures.

        You may contact Brian McAllister at (202) 551-3341or Nasreen Mohammed at (202)
551-3773 if you have questions regarding the financial statements and related matters. You may
contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering
comments.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining